CERTIFICATE OF NOTIFICATION

                                    Filed by

                              ALABAMA POWER COMPANY

Pursuant to orders of the Securities and Exchange Commission dated December 15, 1994 and January 17, 1996 in the matter of File No. 70-8461.

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Alabama Power Company (the "Company")  hereby  certifies to said  Commission, pursuant to Rule 24, as follows with respect to the transactions described particularly in Amendment No. 7 (Post-Effective No. 4) herein:

         1. On January 24, 1996 the issuance and sale by Alabama Power Capital Trust I ("the Trust"), a Delaware business trust, of 3,880,000 of its 7.375% Trust Preferred Securities (Liquidation amount $25 per Preferred Security) and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         2. The issuance by the Company of $100,000,000 aggregate principal amount of its Series A 7.375% Junior Subordinated Notes (the "Junior Subordinated Notes") due March 31, 2026, pursuant to the First Supplemental Indenture dated as of January 1, 1996, supplementing the Subordinated Note Indenture dated as of January 1, 1996, between the Company and Chemical Bank, as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         3. The execution by the Company of the Guarantee Agreement, dated as of January 1, 1996, providing for the guarantee by the Company of certain obligations of the Trust, in respect of the Trust Preferred Securities, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.


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         4.       Filed herewith are the following exhibits:

                  Exhibit  A - Copy of the prospectus with respect to
                               the Trust Preferred Securities, dated
                               January 17, 1996. (Filed electronically
                               January 19, 1996, in File Nos. 33-6 4125 and
                               33-64125-01.)

                  Exhibit  B - Underwriting Agreement.

                  Exhibit  C - Trust Agreement, dated as of November 8, 1995.

                  Exhibit  D - Amended and Restated Trust Agreement, dated as of
                               January 1, 1996.

                  Exhibit  E - Subordinated Note Indenture dated as of January
                               1, 1996, between the Company and Chemical Bank, as trustee.

                  Exhibit  F - Supplemental Indenture to the Subordinated Note
                               Indenture dated as of January 1, 1996, between the Company and Chemical Bank, as trustee.

                  Exhibit  G - Guarantee Agreement, dated as of January 1, 1996, with respect to Trust Preferred Securities.

                  Exhibit H - Opinion of Balch & Bingham dated February 5, 1996.




Dated    February 8, 1996                   ALABAMA POWER COMPANY



                                             By  /s/Wayne Boston
                                                    Wayne Boston
                                                Assistant Secretary